Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 14, 2010

Relating to Preliminary Prospectus Supplement dated May 13, 2010 and Prospectus dated July 18, 2007

Registration No. 333-143659

1,481,481 Shares

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	Gulfport Energy Corporation

Ticker / Exchange:	GPOR / The NASDAQ Global Select Market

Offering size:	1,481,481 shares

Over-allotment option:	15%, or 222,222 shares

Common stock outstanding after offering:	44,192,603 shares, based on 42,711,122 shares of common stock outstanding as of May 13, 2010, excluding 112,198 shares of restricted stock awarded under our 2005 Stock Incentive Plan but not yet vested. The number of shares outstanding does not include shares issuable upon the exercise of outstanding stock options held by our employees, officers and directors or warrants.

Public offering price:	$13.5000 per share

Price to the Issuer:	$12.9262 per share

Net proceeds to the Issuer:	We will receive net proceeds from this offering of approximately $19.0 million, after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $21.9 million if the underwriters exercise the over-allotment option in full. We intend to use approximately $15.4 million of the net proceeds from this offering to fund the purchase prices for our interests in the pending Niobrara and Permian Basin acquisitions. See “Summary—Recent Developments” in the preliminary prospectus supplement to which this free writing prospectus relates. We intend to use the remaining net proceeds for general corporate purposes, which may include expenditures associated with our 2010 drilling programs. Pending the foregoing uses of the net proceeds from this offering, we intend to invest such net proceeds in cash and cash equivalents.

Trade date:	May 14, 2010

Settlement date:	May 19, 2010

Lead book-running manager:	Johnson Rice & Company L.L.C.

Co-managers:	Wunderlich Securities, Inc. and C.K. Cooper & Co.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND A PROSPECTUS SUPPLEMENT) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING (504) 584-1231.